SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Divestment Opportunity Disclosure – Teasers

Rio de Janeiro, July 28, 2017 – Petróleo Brasileiro S.A. – Petrobras reports that it has started the divestment opportunity disclosure phase (Teasers) for the full sale of its exploration, development and production rights in seven sets of shallow-water fields (total of 30 concessions) located in the States of Ceará, Rio Grande do Norte, Sergipe, Rio de Janeiro, and São Paulo, as per the table below.

State	Clusters	Concessions

Ceará	Ceará Mar Cluster	Curimã, Espada, Atum and Xaréu

Rio Grande do Norte	Rio Grande do Norte Mar Cluster	Agulha, Cioba, Ubarana, Oeste de Ubarana, Pescada and Arabaiana

Sergipe	Sergipe Mar Cluster	Caioba, Camorim, Dourado, Guaricema and Tatuí

Rio de Janeiro	Pargo Cluster	Carapeba, Vermelho and Pargo

Rio de Janeiro	Enchova Cluster	Bicudo, Bonito, Enchova, Enchova Oeste, Marimbá and Piraúna

	Pampo Cluster	Badejo, Linguado, Pampo and Trilha

São Paulo	Merluza Cluster	Merluza and Lagosta

Petrobras’ stake in the average production of oil and natural gas from these fields, in the first half of 2017, was 73 thousand barrels of oil equivalent per day.

Petrobras is the operator in all concessions with 100% stake, except in the Pescada and Arabaiana concessions, where it is the operator with 65% stake. The effective inclusion of the Pescada and Arabaiana concessions in the divestment opportunity for Rio Grande do Norte Mar Cluster is subject to whether or not partner Ouro Preto Óleo e Gás, who holds the remaining 35% stake in these fields, exercises its preference right.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The Teasers containing key information about the opportunities, as well as the objective criteria for the selection of prospective purchasers are available in Petrobras website: http://www.investidorpetrobras.com.br/en/press-releases.

Besides the Teaser, the main subsequent phases of each divestment project will be disclosed, as detailed below:

•	Start of the non-binding phase (if applicable);

•	Start of the binding phase;

•	Concession of exclusive negotiation (if applicable);

•	Transaction approval by Senior Management (Executive Board and Board of Directors) and signature of contracts;

•	Closing.

The disclosure to the market herein is in compliance with Petrobras’ divestment methodology, which was reviewed and approved by our Executive Board, and is aligned with the guidelines of the Federal Accounting Court (TCU – Tribunal de Contas da União).

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website, which is accessible through hyperlink resulting from this URL, is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer